EXHIBIT 99b

                            KINROSS GOLD CORPORATION

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS



         NOTICE is hereby given that the Annual General Meeting (the "Meeting") of shareholders of KINROSS GOLD CORPORATION (the "Corporation") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Tuesday, April 30, 2002 at 4:30 p.m. (Toronto time), for the following purposes:

1. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2001, together with the auditors' reports therein;

2.       To elect directors of the Corporation;

3. To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

         The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

         If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, so as to arrive not later than 4:30 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.



                                   BY ORDER OF THE BOARD
                                   (Signed) Shelley M. Riley
                                   Corporate Secretary

Toronto, Ontario
March 22, 2002

                            KINROSS GOLD CORPORATION
                            52nd Floor, Scotia Plaza
                                40 King St. West
                                Toronto, Ontario
                                     M5H 3Y2

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES


         The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of Kinross Gold Corporation (the "Corporation") to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario at 4:30 p.m. (Toronto time) on Tuesday, April 30, 2002 or any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but the proxies may also be solicited personally by directors, officers or regular employees of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of the solicitation will be borne by the Corporation.


                      Appointment and Revocation of Proxies

         The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of the Corporation. A shareholder of the Corporation has the right to appoint a person other than the persons specified on such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such rights may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

         A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorized in writing, deposited at the registered office of the Corporation, or at the offices of Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1 up to 4:30 p.m. (Toronto time) on the business day preceding the date of the Meeting, or any adjournment thereof, and with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.


                          Voting of Shares Represented
                              by management Proxies

         The person named in the enclosed form of proxy will vote the common shares of the Corporation (the "Common Shares") in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions therein. In the absence of such specification, such Common Shares will be voted in favour of each of the matters referred to herein.

         The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.


                         Voting Securities and principal
                                 Holders Thereof

         As at the date hereof, the Corporation had 357,862,955 Common Shares issued and outstanding, each carrying one vote. Each holder of a Common Share of record at the close of business on March 21, 2002, the record date established for notice of the meeting, will, unless otherwise specified herein, be entitled to one vote for each Common Share held by such holder on all matters proposed to come before the Meeting, except to the extent that such holder has transferred any such shares after the record date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

         As at the date hereof to the knowledge of the directors or officers of the Corporation, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the issued and outstanding Common Shares.

                                 DOLLAR FIGURES

         Unless expressly stated to the contrary, all "$" figures contained in this Circular refer to United States dollars unless otherwise stated.

                              ELECTION OF DIRECTORS

         At the Meeting seven directors will be elected. All directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

         The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

====================== =================== ================= =============== ================== ========================
Name  and   Place  of  Principal            Director Since    Common Shares        Current        Meetings Attended (3)
Residence              Occupation                                Owned,        Committees (3)
                                                              Controlled or
                                                              Directed (1)
---------------------- ------------------- ----------------- --------------- ------------------ ------------------------
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
                                                                                                Board       Committees
                                                                                                (Total 6)
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

John A. Brough         President,          January 19, 1994       3,500             A, C         6 of 6      A - 4 of 4
Vero Beach, FL         Torwest Inc.
                       (real estate
                       development
                       company)                                                                              C - 2 of 2
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

Robert M. Buchan (2)   Chairman and        May 31, 1993          401,368            None         6 of 6
Toronto, ON            Chief Executive
                       Officer of the
                       Corporation
====================== =================== ================= =============== ================== =========== ============

====================== =================== ================= =============== ================== ========================
Name  and   Place  of  Principal            Director Since    Common Shares        Current        Meetings Attended (3)
Residence              Occupation                                Owned,        Committees (3)
                                                              Controlled or
                                                              Directed (1)
---------------------- ------------------- ----------------- --------------- ------------------ ------------------------
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
                                                                                                Board       Committees
                                                                                                (Total 6)
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

Arthur H. Ditto        President and       May 31, 1993          526,893            None         6 of 6
Toronto, ON            Chief Operating
                       Officer of the
                       Corporation
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

John A. Keyes          Retired Mining      November 7, 2001       5,000             E, CG        1 of 1
The Woodlands, TX      Executive
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

John M.H. Huxley       Principal,          May 31, 1993          124,811            A, C         5 of 6      A - 4 of 4
Toronto, ON            Algonquin Power
                       Corporation Inc.
                       (power company)                                                                       C - 2 of 2
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

John E. Oliver (4)     Executive           March 7, 1995         22,080           C, CG, E       6 of 6      C - 2 of 2
San Francisco, CA      Managing Director
                       and Co-Head
                       Scotia Capital                                                                        CG - 2 of 2
                       U.S., Bank  of
                       Nova Scotia
                       (financial                                                                            E - 2 of 2
                       institution)
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------
---------------------- ------------------- ----------------- --------------- ------------------ ----------- ------------

Cameron A. Mingay      Partner, Cassels    January 12, 2001       5,000           A, CG, E       6 of 6      A - 3 of 3
Toronto, ON            Brock & Blackwell
                       LLP (law firm)
                                                                                                             CG - 2 of 2


                                                                                                             E - 2 of 2
====================== =================== ================= =============== ================== =========== ============

(1) Information respecting holdings of Common Shares has been provided by individual directors.
(2) Mr. Buchan also holds 384,613 convertible preferred shares of the Corporation which are convertible into 3,175,173 Common Shares.

(3)  Committees: A-Audit, C-Compensation, CG-Corporate Governance,
     E-Environmental.
     (a) The attendance record of Mr. Bruce E. Grewcock, who resigned at December 31, 2001, is as follows: 5 of 6 Board Meetings and 6 of 6 Committee Meetings.
     (b) Mr. John A. Keyes was elected as a member of the board and appointed a member of the Environmental Committee on November 7, 2001 and subsequently appointed as a member of the Corporate Governance Committee on February 13, 2002.
(4)  Mr. Oliver was appointed as Independent Board Leader on February 13, 2002.

         Each of the directors has held the principal occupation set forth opposite his name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Messrs. John A. Brough, Cameron A. Mingay and John A. Keyes. Mr. Brough, prior to February 1998, was Executive Vice President and Chief Financial Officer of iStar Internet Inc., Mr. Mingay, prior to June, 1999 was a Partner with Smith Lyons and Mr. Keyes, prior to January, 2001 was President and Chief Operating Officer of Battle Mountain Gold and prior thereto was Senior Vice President of Battle Mountain Gold.

         The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled, for the election of the nominees whose name are set forth above, unless the shareholder who has given such proxy has directed that the Common Shares be withheld from voting in the election of directors. Management of the Corporation does not contemplate that their nominees will be unable to serve as directors, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominees in their discretion.

                             APPOINTMENT OF AUDITORS

         Deloitte & Touche LLP, independent chartered public accountants, were first appointed auditors of the Corporation on May 31, 1993.

         The Board of Directors of the Corporation proposes that Deloitte & Touche LLP be appointed as the Corporation's independent auditors for the year ended December 31, 2002, and that the Corporation's directors be authorized to fix their remuneration. A majority of the votes, voted by the shareholders represented at the Meeting, is required for approval of the appointment of the Corporation's auditors.

         Unless the shareholder has specified in the enclosed form of proxy that shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote in favour of the reappointment of Deloitte & Touche LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.


                             Executive Compensation

         The following table (presented in accordance with Form 40 of the Regulation (the "Regulation") made under the Securities Act (Ontario) sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2001 (to the extent required by the Regulation) in respect of each of the individuals who were, at December 31, 2001, the Chief Executive Officer and the four senior executive officers, whose total salary exceeded $100,000 (the "Named Executive Officers").

Summary Compensation Table

============================= ================================ ============================== ===================
                                            Annual                 Long Term Compensation           All other
                                                                                                  Compensation
                              ------ ----------- ------------- ---------------- -------------
 Name and Principal Position   Year    Salary        Bonus       Common Share     Restricted
                                          $            $        Options Granted     Shares
                                                                       #            Rights
                                                                                   Granted
                                                                                      #
----------------------------- ------ ----------- ------------- ---------------- ------------- -------------------
Robert M. Buchan               2001    387,360      64,560(2)        200,000          -              52,534
Chairman and CEO               2000    403,932         -           1,000,000          -              79,183
                               1999    403,850     146,194(3)       500,000           -              95,109

----------------------------- ------ ----------- ------------- ---------------- ------------- -------------------
Arthur H. Ditto                2001    228,421       32,900         125,000           -              23,398
President and COO              2000    232,183         -            435,000           -              43,380
                               1999    232,164       92,160         250,000           -              44,457

----------------------------- ------ ----------- ------------- ---------------- ------------- -------------------
John W. Ivany                  2001    193,680       64,560         80,000            -              22,055
Exec. Vice President           2000    185,135         -          280,000             -              21,933
                               1999    185,098       57,212         250,000           -              20,584

----------------------------- ------ ----------- ------------- ---------------- ------------- -------------------
Scott A. Caldwell              2001    172,892       63,527         80,000            -             35,341(4)
Senior Vice-President          2000    175,037       26,929         100,000         72,000           17,371
Mining Operations              1999    175,002       40,385         250,000           -              25,638

============================= ================================ ============================== ===================

============================= ================================ ============================== ===================
                                            Annual                 Long Term Compensation           All other
                                                                                                  Compensation
                              ------ ----------- ------------- ---------------- -------------
 Name and Principal Position   Year    Salary        Bonus       Common Share     Restricted
                                          $            $        Options Granted     Shares
                                                                       #            Rights
                                                                                   Granted
                                                                                      #
----------------------------- ------ ----------- ------------- ---------------- ------------- -------------------
Brian W. Penny                 2001    159,592       47,904         70,000            -             30,613(4)
Vice President Finance and     2000    161,573       16,830         110,000         28,000           13,775
CFO                            1999    161,540       29,616         100,000           -              15,186

============================= ====== =========== ============= ================ ============= ===================

(1) Compensation, which is paid in Canadian dollars, is reported in the financial statements in United States dollars. The rates of exchange used to convert Canadian dollars to United States dollars are: 1999 - 1.4857, 2000 - 1.4854, 2001 - 1.5489
(2)  Paid in January, 2002.
(3) This amount represents bonus for 1999 of which $63,943 was paid in 1999 and $82,251 was paid in 2000.
(4) Included in all other compensation is the value of the common stock received under the restricted share rights granted in 2000.


For the period January 1 to December 31, 2001, the five senior executives of the Corporation received salaries, bonuses and other compensation totalling $1,579,337 in respect of services rendered to the Corporation and its subsidiaries.

Option Grants in Last Fiscal Year

         The following table (presented in accordance with Form 40 of the Regulation) sets forth stock options granted under the Corporation's Stock Option Plan during the fiscal year ended December 31, 2001 to each of the Named Executive Officers.

         In the case of Messrs. Buchan and Ditto, the options become exercisable as to 33 1/3% on each of the first, second and third anniversary of the date of grant. In the case of Messrs. Ivany, Caldwell and Penny the options become exercisable as to 50% on each of the first and second anniversary of the date of grant. The exercise price of the option is the market value (as defined in the Corporation's Share Incentive Plan) of the Common Shares on the date of grant.

                        Option Grants in Last Fiscal Year

==================== ================ ================= ================== ==================== ================
        Name              Number              %              Average         Market Value on        Date of
                                                          Exercise Price        Grant (Cdn.          Expiry
                                                          (Cdn. $/Share)         $/Share)
-------------------- ---------------- ----------------- ------------------ -------------------- ----------------
Robert M. Buchan         200,000           14.03%              1.53                1.53             20/09/06
-------------------- ---------------- ----------------- ------------------ -------------------- ----------------
Arthur H. Ditto          125,000            8.77%              1.53                1.53             20/09/06
-------------------- ---------------- ----------------- ------------------ -------------------- ----------------
John W. Ivany             80,000            5.61%              1.53                1.53             20/09/06
-------------------- ---------------- ----------------- ------------------ -------------------- ----------------
Scott A. Caldwell         80,000            5.61%              1.53                1.53             20/09/06
-------------------- ---------------- ----------------- ------------------ -------------------- ----------------
Brian W. Penny            70,000            4.91%              1.53                1.53             20/09/06
==================== ================ ================= ================== ==================== ================


Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

         The following table (presented in accordance with Form 40 of the Regulation) sets forth details of exercised stock options during the fiscal year ended December 31, 2001 by each of the Named Executive Officers and the fiscal year end value of unexercised options on an aggregate basis.

               Aggregated Option Exercises in Last Fiscal Year and
                          Fiscal Year End Option Values

===================== ============ ===================== ============================= ==========================
         Name            Common       Aggregate Value        Unexercised at Fiscal         Value of Unexercised
                         Shares       Realized ($)(1)               Year-End                     In-the-
                      Acquired on                          Exercisable/Unexercisable     Money Options at Fiscal
                        Exercise                                                                 Year-
                                                                                             End (Cdn$)(2)
                                                                                       Exercisable/Unexercisable
--------------------- ------------ --------------------- ----------------------------- --------------------------
Robert M. Buchan           -                 -                2,583,333/366,667                 90,000/0
--------------------- ------------ --------------------- ----------------------------- --------------------------
Arthur H. Ditto            -                 -                1,151,666/208,334                 39,150/0
--------------------- ------------ --------------------- ----------------------------- --------------------------
John W. Ivany              -                 -                  646,666/163,334                 25,200/0
--------------------- ------------ --------------------- ----------------------------- --------------------------
Scott A. Caldwell          -                 -                  466,666/163,334                  9,000/0
--------------------- ------------ --------------------- ----------------------------- --------------------------
Brian W. Penny             -                 -                  376,667/103,333                  9,900/0
===================== ============ ===================== ============================= ==========================

(1) Calculated using the closing price for a board lot of Common Shares on the TSE.
(2) Value of unexercised-in-the-money options calculated using the closing price of Cdn. $1.19 of the Common Shares of the Corporation on the TSE on December 31, 2001, less the exercise price of in-the-money stock options.

Pension Plans

         Canada

         In 1997, the Corporation established a deferred profit sharing plan and a registered retirement savings plan covering all of the Canadian non-unionized employees. The deferred profit sharing plan provides for basic contributions by the Corporation (which cannot be less than 4% of the member's compensation). In addition, there is an annual profit sharing contribution based on the Corporation's financial performance. The Corporation contributed an aggregate of $62,721 to the deferred profit sharing plan on behalf of the Named Executive Officers during the year ended December 31, 2001.

         The registered retirement savings plan is available to all non-unionized Canadian employees and allows for the minimum contribution of Cdn. $60 per month with the Corporation matching 100% of this amount with any additional contributions being matched by 50% up to a maximum of Cdn. $30. The Corporation contributed $2,788 to the registered retirement savings plan on behalf of each of Messrs. Buchan, Caldwell, Ivany and Penny during the year ended December 31, 2001.

         United States

         The Corporation's subsidiary, Kinross Gold U.S.A., Inc., has various pension plans in which one executive officer is eligible to participate. The Corporation is required to make certain contributions to the pension plans on behalf of Arthur H. Ditto.

         Employees are allowed to make contributions to the 401(k) Savings Plan from salary deductions each year subject to certain limitations. The Corporation has in past years made matching contributions of 50% of each employee's contributions, but subject to a maximum contribution of 3% of the employee's annual compensation. Employees are always fully vested in their own salary deferral contributions and become fully vested (in 33 1/3% increments) in any contribution by the Corporation after three years. Participants are allowed to direct the investment of their account within a group of designated investment funds. The Corporation contributed $4,576 to the 401(k) Savings Plan on behalf of Arthur H. Ditto during the year ended December 31, 2001.

         The Corporation established a defined contribution money purchase plan (the "Money Purchase Plan") in which substantially all of the employees in the United States participate. The Money Purchase Plan is funded entirely by the Corporation. The Corporation contributes 5% of the employees' annual wages to this plan. The Corporation is required to make contributions to this plan such that no unfunded pension benefit obligations exist. Participants are allowed to direct the investment of the pension plan account balances. The Corporation contributed $8,676 to the Money Purchase Plan on behalf of Arthur H. Ditto during the year ended December 31, 2001.

Employment Contracts

         The Corporation has entered into a severance agreement with each of the Named Executive Officers. Each of the severance agreements provides for a severance payment equal to two (in the case of Messrs. Ivany, Caldwell and Penny) or 2.5 (in the case of Messrs. Buchan and Ditto) multiplied by the sum of the Named Executive Officer's annual compensation (annual base salary) and target bonus. In the case of Messrs. Buchan and Ditto, the severance payment is paid to the Named Executive Officer following a change of control of the Corporation, at the option of the Named Executive Officer. In the case of Messrs. Ivany, Caldwell and Penny, the severance is paid to the Named Executive Officer if a triggering event occurs following a change of control. A triggering event includes: (i) an adverse change in the employment terms of the executive,
(ii) a diminution of the title of the executive; (iii) a change in the person to whom the executive reports (subject to certain exceptions); and (iv) a change in the location at which the executive is required to work (subject to certain exceptions). The severance amount is payable at the option of Messrs. Ivany, Caldwell and Penny provided the exercise of such option occurs within 18 months following the change of control and within six months of the triggering event.

         Other than as described above, the Corporation (and its subsidiaries) have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Corporation (and its subsidiaries), from a change of control of the Corporation (and its subsidiaries) or a change in the Named Executive Officers' responsibilities following a change of control.

Directors and Officers' Insurance

         The Corporation has purchased an insurance policy which covers actions against its directors and officers. The policy covers judgements and defence costs of up to $25,000,000 per lawsuit, with a maximum coverage of $25,000,000 per year. The total premium paid for this policy for the period June 1, 2001 to February 1, 2003 was $210,000.

Indebtedness of Directors/Executive Officers under the Stock Option Plan

         The Corporation has provided financial assistance to directors/employees in the past in connection with the Stock Option Plan. Certain executive officers of the Corporation have received assistance in the form of loans for a term of ten years (of which the first five years are interest-free) for repayment of which they have provided or undertaken to provide security to the Corporation by way of a charge on all securities purchased pursuant to the Corporation's Stock Option Plan with such financial assistance. In 2001, the Corporation amended the Stock Option Plan by removing the loan provision to directors/employees.

         The following table (presented in accordance with Form 30 of the Regulation) sets forth the indebtedness to, or guaranteed or supported by, the Corporation or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director and each associate of any such director, officer or proposed nominee in respect of the Corporation's Stock Option Plan.

                  Indebtedness of Directors/Executive Officers
                           under the Stock Option Plan

=========================== ============= ================ =================== ================= =================
Name of Principal Position   Involvement   Largest Amount         Amount            Fiscally        Security for
                               of the       Outstanding     Outstanding as at       Assisted        Indebtedness
                             Corporation       During         March 22, 2002       Securities     (No. of Shares)
                                             the Year           (Cdn. $)           Purchased
                                             (Cdn. $)                           During the Year
--------------------------- ------------- ---------------- ------------------- ----------------- -----------------
Gordon A. McCreary              Lender         35,000             35,000             25,000            25,000
Vice President, Investor
Relations and Corporate
Development
--------------------------- ------------- ---------------- ------------------- ----------------- -----------------
Shelley M. Riley                Lender         29,500             8,750              23,567            23,567
Corporate Secretary
=========================== ============= ================ =================== ================= =================


Compensation of Directors

         Each director who is not a salaried employee of the Corporation or any of its subsidiaries is paid Cdn.$15,000 per annum for his services as a director. Directors are also paid a fee of Cdn.$1,250 for attendance at meetings of the Board of Directors of the Corporation. The remuneration provided above is paid quarterly in arrears. In addition, such directors are entitled to the reimbursement of their expenses. Additionally, members of the Audit, Compensation, Corporate Governance and Environmental Committees receive a fee of Cdn.$1,250 per meeting and the Chairman of each of these committees receives Cdn.$2,000 for acting in this capacity.

         Each director who is not a salaried employee of the Corporation also receives an initial grant of stock options pursuant to the Stock Option Plan upon joining the board, the number of such options being determined by the Board of Directors of the Corporation.

         In the year ended December 31, 2001, the following options were granted to the non-executive directors of the Corporation pursuant to the Corporation's Stock Option Plan:

==================== ================= ================== ================== ==================== ================
Name                   Date of Grant     Company Shares     Exercise Price     Market Value of       Expiration
                           D/M/Y         Under Options       (Cdn.$/Share)        Securities            D/M/Y
                                            Granted                               Underlying
                                                                              Options on Date of
                                                                                     Grant
                                                                                 (Cdn.$/Share)
-------------------- ----------------- ------------------ ------------------ -------------------- ----------------
John A. Keyes             07/11/01           100,000             1.35                1.35             07/11/06
-------------------- ----------------- ------------------ ------------------ -------------------- ----------------
Cameron A. Mingay         12/01/01           100,000             0.81                0.81             12/01/06
==================== ================= ================== ================== ==================== ================


Activities of the Compensation Committee

         The Compensation Committee members are Messrs. Huxley (Chairman), Brough and Oliver, all of whom are unrelated directors, as defined in the corporate governance guidelines of the TSE (the "TSE Guidelines"). In carrying out its mandate, the Compensation Committee met twice during the year ended December 31, 2001, on November 8 and December 13. In addition to the activities reported below, the Compensation Committee developed a written charter for the Compensation Committee and recommended the adoption of its charter to the Board of Directors.

Report on Executive Compensation

         Executive Compensation Program

         During the year ended December 31, 2001, the Compensation Committee received a report from the Vice President, Human Resources on the compensation review process which had been undertaken. The executive compensation program of the Corporation is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by similar corporations within the mining industry. Compensation is directly tied to corporate and individual performance. Bonuses are directly tied to the performance of the Corporation. Share ownership opportunities are provided as an incentive to align the interests of senior officers with the longer term interests of shareholders and to reward past performance.

         Compensation for Named Executive Officers, as well as for the senior officers as a whole, consists of a base salary, bonus, stock options and restricted share rights.

         Base Salary

         Corporate office base salaries are established at a competitive level. The level of base salary for each senior officer of the Corporation is determined by the level of responsibility and the importance of the position to the Corporation.

         The Chairman and Chief Executive Officer presents salary recommendations to the Compensation Committee with respect to the senior officers of the Corporation. The Compensation Committee's recommendations for the base salaries for the senior officers are then submitted for approval by the Board of Directors of the Corporation.

         Chairman and Chief Executive Officer Compensation

         The Chairman of the Compensation Committee presents recommendations to the Compensation Committee with respect to the Chairman and Chief Executive Officer. In setting the Chairman and Chief Executive Officer's salary, the Compensation Committee reviews salaries paid to other senior officers in the Corporation, salaries paid to other chief executive officers in the industry and the Chairman and Chief Executive Officer's impact on the achievement of the Corporation's objectives for the previous financial year. The Compensation Committee's recommendation for the base salary for the Chairman and Chief Executive Officer is submitted for approval to the Board of Directors.

         Bonus

         The Chairman and Chief Executive Officer of the Corporation presents recommendations to the Compensation Committee with respect to the senior officers of the Corporation. The Compensation Committee then determines bonuses for the senior officers and reports the amounts to the Board of Directors of the Corporation. During the year ended December 31, 2001, the Compensation Committee made recommendations to the Vice President, Human Resources for the implementation of a more structured approach to year-end bonus determination and suggested a framework to be developed by management.

         Options

         The Stock Option Plan of the Corporation is administered by the Compensation Committee and forms part of the Corporation's Share Incentive Plan, which consists of the Stock Option Plan and the Share Purchase Plan. The Stock Option Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current and future performance. The Compensation Committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the Compensation Committee requires approval by the Board of Directors of the Corporation. In determining the number of options to be granted, the Compensation Committee gives consideration to an individual's present and potential contribution to the success of the Corporation.

         The number of options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the Common Shares on the TSE on the trading day preceding the day on which the option is granted. The options are for a term of five years and have various vesting periods.

         The maximum number of Common Shares issuable under the Stock Option Plan is currently set at 12,500,000 in the aggregate, representing 61% of the total Common Shares allocated to the Corporation's Share Incentive Plan. The maximum number of Common Shares reserved for issue to any one person under the Stock Option Plan is limited to 5% of the outstanding number of Common Shares from time to time.

         The initial grant of options to directors, officers and employees of the Corporation and options granted by and inherited from the Corporation's predecessor companies were ratified by the full Board of Directors of the Corporation. All subsequent grants were reviewed by the Compensation Committee and recommended to and approved by the Board of Directors of the Corporation.

         Share Purchase Plan

         The Share Purchase Plan of the Corporation is administered by the Compensation Committee and forms part of the Corporation's Share Incentive Plan. The Share Purchase Plan is designed to advance the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of Common Shares by employees of the Corporation.

         Employees, including officers, of the Corporation are entitled to contribute up to 10% of their annual basic salary to the Share Purchase Plan. The Corporation matches the participant's contribution on a quarterly basis and each participant is then issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and by the Corporation.

         The purchase price per share is the weighted average trading price or the average of the high and low board lot trading prices of the Common Shares on the TSE, for participants resident in Canada, or the American Stock Exchange, for participants resident in the United States, for the five consecutive trading day period prior to the end of the calendar quarter in respect of which the Common Shares are issued. The maximum number of Common Shares issuable under the Share Purchase Plan is currently set at 8,000,000 Common Shares in the aggregate, representing 39% of the total number of Common Shares allocated to the Corporation's Share Incentive Plan.

         Restricted Share Rights

         The Restricted Share Plan of the Corporation is administrated by the Compensation Committee. The purpose of the Restricted Share Plan is to advance the interests of the Corporation through the motivation, attraction and retention of employees, directors and consultants of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of Common Shares by key employees, directors and consultants of the Corporation. Restricted share rights ("Restricted

Share Rights") may be granted by the Compensation Committee to employees, officers, directors and consultants of the Corporation as a discretionary payment in consideration of past services to the Corporation. In determining the eligibility of participants to the Restricted Share Plan, the Compensation Committee considers the present and potential contributions and the services rendered by each particular participant to the success of the Corporation.

         A Restricted Share Right is exercisable into one Common Share for a certain period of time in accordance with the terms of the Restricted Share Plan. The maximum number of Common Shares issuable under the Restricted Share Plan is currently set at 1,000,000. The maximum number of Common Shares issuable to insiders pursuant to the Restricted Share Plan, within a one-year period, is limited to 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to any one insider and such insider's associates pursuant to the Restricted Share Plan, within a one-year period, is limited to 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of the number of Common Shares outstanding from time to time.

         The grant of a Restricted Share Right is evidenced by a Restricted Share Rights agreement between a participant and the Corporation which is subject to the Restricted Share Plan and may be subject to other terms and conditions that are not inconsistent with the Restricted Share Plan and which the Compensation Committee deems appropriate.

         The foregoing report dated March 22, 2002 has been furnished by the Chairman of Compensation Committee on the Committee's behalf.

(Signed) John M.H. Huxley

                      SHAREHOLDER RETURN PERFORMANCE GRAPH

         The following chart (as required by Form 40 of the Regulation) compares the yearly percentage changes in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the TSE 300 Index and the TSE Gold and Silver Index for the period December 31, 1996 to December 31, 2001.

Comparison of Cumulative Total Shareholder  Return on the Common Shares, the TSE
                                   300 Index

                     [Graph: Kinross Relative Performance]
                        and the TSE Gold and Silver Index


                              CORPORATE GOVERNANCE

         During the past year, the Board of Directors of the Corporation developed, through the Corporate Governance Committee, with input from the other committees, management and legal counsel, a corporate governance regime based on the recommendations of the Final Report of the Joint Committee on Corporate Governance chaired by Ms. Guylaine Saucier (the "Saucier Report") and the TSE Guidelines. Specifically, the Board of Directors adopted a Charter of the Board of Directors, a Charter for each of the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Environmental Committee and appointed an independent board leader (the "Independent Board Leader") to which has been assigned specific responsibilities pursuant to a role description adopted by the Board of Directors.

Board of Directors

         Board Charter

         The Corporation's Board of Directors' mandate has been formalized in a written charter. The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of the Corporate Governance Committee, Audit Committee, Compensation Committee and Environmental Committee. The Board of Directors meets regularly to review the business operations, corporate governance and financial results of the Corporation. Meetings of the Board of Directors include regular meetings with management to discuss specific aspects of the operations of the Corporation. The Charter of the Board of Directors sets out specific responsibilities, which include, without limitation:

         Appointing the  Independent  Board Leader who will be  responsible  for
         specific   functions  to  ensure  the  independence  of  the  Board  of
         Directors.

         The adoption of a strategic planning process, approval of strategic plans and monitoring the performance against such plans.

         The review and approval of corporate objectives and goals applicable to senior management of the Corporation.

         Defining  major  corporate   decisions  requiring  Board  approval  and
         approving such decisions as they arise from time to time.

         Obtaining periodic reports from management on the Corporation's operations including reports on security issues surrounding the Corporation's assets (property and employees) and the relevant mechanisms that management has in place.

         Additional functions of the Board are included in its Charter or have been delegated to its committees. A complete copy of the Charter of the Board of Directors of the Corporation is available upon request to the Corporate Secretary of the Corporation.

         Report on Board Activities

         Currently, the Board of Directors of the Corporation consists of seven persons of which four are unrelated: Messrs. Brough, Keyes, Huxley and Oliver. An "unrelated" director, under the TSE Guidelines, is a director who is independent of management and is free from any interest in any business or other relationship which could, or reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

         In carrying out its mandate, the Board of Directors met six times during the fiscal year ended December 31, 2001. At such meetings and pursuant to written resolutions, the Board of Directors reviewed and approved or ratified various corporate decisions, such as entering into material transactions and issuance of securities of the Corporation; appointed or reappointed the officers of the Corporation and the members of each of the committees of the Board of Directors; reviewed with management on a quarterly basis, the mining operations and exploration activities of the Corporation, including its lost time incident rates, its number of active and inactive employees and environmental compliance; received reports from the chairman of each of the committees regarding their activities; received regular reports on the Corporation's hedging activities; reviewed and approved the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended December 31, 2000, as well as the consolidated financial statements for the first, second and third quarter of the year ended December 31, 2001.

         In addition, the Board of Directors adopted in November 2001, the Kinross Securities Compliance Policy and Framework (see "Corporate Governance Committee - Report on Activities of Corporate Governance Committee"). The Board delegated various responsibilities to each of its committees and such delegation was formalized in November 2001 by the adoption of formal charters for each committee. The Corporation also appointed the Independent Board Leader in February 2002. (See "Independent Board Leader" and "Corporate Governance Committee - Report on Activities of the Corporate Governance Committee").

         The foregoing report dated this 22nd day of March, 2002 has been furnished by the Independent Board Leader on behalf of the Board of Directors:

(Signed) John E. Oliver

Independent Board Leader

         Position Description

         The Independent Board Leader is an outside and unrelated director who has been designated by the full Board to enhance and protect, with the Corporate Governance Committee and the other committees of the Board, the independence of the Board of Directors of the Corporation. The responsibilities of the Independent Board Leader are comprised substantially of the responsibilities set out in Appendix "B" of the Saucier Report. These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent committee of the Board and include responsibilities such as chairing all meetings of outside directors; providing leadership to the Board to enhance the Board's effectiveness; managing the Board; acting as a liaison between the Board and management; and representing the Corporation to certain external groups. A copy of the role description of the Independent Board Leader is available upon request to Corporate Secretary of the Corporation.

         Report on Independent Board Leader Activities

         Mr. John E. Oliver was appointed by the Board of Directors as Independent Board Leader in February 2002. Mr. Oliver is an outside and unrelated director in accordance with the Saucier Report. As the appointment of an Independent Board Leader of the Corporation was effected in February, 2002, there is no activity to be reported with regard to the Independent Board Leader for the year ended December 31, 2001.

Board Committees

         Corporate Governance Committee

         Corporate Governance Committee Charter

         The mandate of the Corporate Governance Committee has been formalized in its written charter. Generally, its mandate is to assume the responsibility for developing the Corporation's approach to matters of corporate governance, including, assisting the Independent Board Leader in carrying out his responsibilities; assessing the effectiveness of the Board as a whole, its committees and individual directors; supervising the Corporation's securities compliance procedures; reviewing the composition of the Board; analyzing the needs, when vacancies arise on the Board, for new nominees; ensuring that an appropriate selection process for new nominees is in place; and dealing with succession planning issues relating to senior management.

         The Corporate Governance Committee is to be comprised of at least three directors. Each of the Committee members must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. All members should have skills that are relevant to the mandate of the Committee. A copy of the Corporate Governance Committee Charter is available upon request to the Corporate Secretary.

         Report on Activities of Corporate Governance Committee

         The Corporate Governance Committee members are Messrs. Oliver (Chairman), Keyes and Mingay, two of whom are unrelated directors, as defined in the TSE Guidelines, but all of whom are sufficiently independent in the opinion of the Board. In carrying out its mandate, the Corporate Governance Committee met twice during the year ended December 31, 2001, on August 1 and November 7.

         At its August 1, 2001 meeting, the Corporate Governance Committee discussed the Corporation's securities compliance practices and concluded that management should implement procedures to increase diligence in securities compliance matters relating to the Corporation. The Corporate Governance Committee also considered the need for improvements in corporate governance practices, and determined it would be advantageous to adopt a written charter for each committee of the Board of Directors. In addition, in order to ensure adherence to the committee mandates set forth in the charters of the respective committees, it was decided that each committee chairman should be seized with the responsibility of reporting the year's activities of his or her committee directly to the shareholders of the Corporation.

         The Corporate Governance Committee mandated Cassels Brock & Blackwell LLP to conduct a full review of, and to report on, the Corporation's securities compliance and corporate governance practices and to develop, for the Corporation, a written framework in connection with securities compliance and corporate governance. At its November 7, 2001 meeting, the Corporate Governance Committee received from Cassels Brock & Blackwell LLP, its report; a draft of the Kinross Gold

Corporation Securities Compliance Policy and Framework, consisting of various written procedures relating to compliance matters such as insider trading, insider reporting, selective disclosure, electronic disclosure and mining disclosure, as well as transaction management mechanisms, internal compliance audit processes and reporting processes to the Corporate Governance Committee; and drafts of the various charters of the Board and of each of its committees.

         The Corporate Governance Committee recommended for adoption by the Board of Directors, the Kinross Securities Compliance Policy and Framework and this Policy and Framework was adopted by the Board in November 2001. At the same meeting, the Board adopted the Corporate Governance Committee Charter and the Board of Directors Charter.

         At a meeting held in February 2002, the Board approved the appointment of, and the adoption of a role description for, the Independent Board Leader.

         The Corporation's corporate governance practices are based upon and comply with the recommendations contained in the Saucier Report and the TSE Guidelines, except as follows. No formal programs are in place yet for the purposes of proposing new members to the Board, providing orientation and education for new recruits to the Board or for assessing the effectiveness of the board as a whole, the committees or the contribution of individual directors. In addition, no formal position description exists for the Chief Executive Officer and, as a consequence, there is no formal assessment process. These responsibilities have been delegated to the Corporate Governance Committee pursuant to its charter, and, in turn, delegated to the Independent Board Leader and will be undertaken by the Independent Board Leader.

         The foregoing report dated this 22nd day of March, 2002 has been furnished by the Chairman of the Corporate Governance Committee on the Committee's behalf.

(Signed) John E. Oliver

         Audit Committee

         Audit Committee Charter

         The mandate of the Audit Committee has been formalized in a written charter. Generally its mandate is to provide assistance to the Board of Directors of the Corporation in fulfilling its financial reporting and control responsibilities to the shareholders of the Corporation and the investment community. Its primary duties and responsibilities are to serve as an independent and objective party to monitor the Corporation's financial reporting process and control systems; review and appraise the audit activities of the Corporation's independent auditors and the internal audit function; and provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit Committee is also responsible for, among other things, the identification of significant business, political, financial and control risks and exposure and assessing the steps management has taken to minimize such risks to the Corporation.

         The Audit Committee is to be comprised of at least three directors. Each of the Committee members must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. All members should have a working familiarity of basic finance and accounting practices, and at least one member must have accounting or related financial management expertise. A copy of the Amended Charter of the Corporate Governance Committee is available upon request to the Corporate Secretary of the Corporation.

         Report on Activities of Audit Committee

         The Audit Committee members are Messrs. Brough (Chairman), Huxley and Mingay, two of whom are unrelated directors, as defined in the TSE Guidelines, but all of whom are sufficiently independent in the opinion of the Board. In carrying out its mandate, the Audit Committee met four times during the year ended December 31, 2001, on February 14, May 1, August 1 and November 7. At such meetings the Audit Committee reviewed, with the Vice-President, Finance and Chief Financial Officer and the auditors of the Corporation, the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended December 31, 2000, as well as the consolidated financial statements for the first, second and third quarters of the year ended December 31, 2001. For each of the financial statements, the Audit Committee received the input and comments of the Corporation's auditors, which included among other things, confirmation of the cooperation of the management of the Corporation in conducting their audit and of the independence of the auditors from the Corporation. On November 7, 2001, the Audit Committee reviewed a draft of the Amended Charter of the Audit Committee. The Audit Committee recommended the adoption of the Amended Charter of the Audit Committee to the Board of Directors.

         The foregoing report dated this 22nd day of March, 2002 has been furnished by the Chairman of the Audit Committee on the Committee's behalf.

(Signed) John A. Brough

         Compensation Committee

         Compensation Committee Charter

         The mandate of the Compensation Committee has been formalized in a written charter. Generally, it is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of the various committees of the Board, the Independent Board Leader and the senior officers of the Corporation. For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, independent board leaders, management and employees of other mining companies to ensure the Corporation's compensation programs are competitive, ensuring that the Corporation can attract, motivate and retain high calibre individuals.

         The Compensation Committee is to be comprised of at least three directors. Each of the Committee members must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. All members should have skills that are relevant to the mandate of the Committee. A copy of the Compensation Committee Charter is available upon request to the Corporate Secretary and for the report of such committee for the year ended December 31, 2001, see "Executive Compensation".

         Environmental Committee

         Environmental Committee Charter

         The mandate of the Environmental Committee has been formalized in its written charter. Generally, the mandate of the Environmental Committee is to oversee the development and implementation of policies and best practices of the Corporation relating to environmental issues in order to ensure compliance with environmental laws. This includes assisting the Vice-President, Environmental Affairs and management in reaching the objectives set out in the Kinross Gold




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Corporation  Environmental Policy and Framework and monitoring its effectiveness and discussing with management any necessary improvements to such policy and its framework of implementation.

         The Environmental Committee is to be comprised of at least three directors. Each of the Committee members must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. All members should have skills that are relevant to the mandate of the Committee. A copy of the Environmental Committee Charter is available upon request to the Corporate Secretary.

         Report on Activities of the Environmental Committee

         The Environmental Committee members are Messrs. Keyes (Chairman), Oliver and Mingay, two of whom are unrelated directors, as defined in the TSE Guidelines, but all of whom are sufficiently independent in the opinion of the Board. In order to carry out its mandate, the Environmental Committee met twice during the year ended December 31, 2001, on August 1 and November 7.

         On August 1, 2001, the Environmental Committee considered the year to date environmental performance review; received from the Vice-President, Environmental Affairs, an environmental audit program status report and approved a rating system for ranking the relative significance of exceptions identified; reviewed site environmental management plan development; considered and approved the Environmental Performance Index to provide numeral measure of overall environmental performance for each of the Corporation's operations.

         On November 7, 2001, the Environmental Committee considered the quarter and year to date environmental performance review; considered and approved the revised Kinross Gold Corporation Environmental Policy and Framework; received, from the Vice-President, Environmental Affairs, a status report on site environmental audits and corrective action plans; conducted a review of closure and reclamation costs; and received from the Vice-President, Environmental
Affairs a presentation on the 2002 Kinross Environmental Business Plan, including goals and objectives. The Environmental Committee reviewed a draft of the Charter of the Environmental Committee and recommended its adoption to the Board.

         The foregoing report dated this 22nd day of March, 2002 has been furnished by the Chairman of the Environmental Committee on the Committee's behalf.

(Signed) John A. Keyes

Shareholder Feedback

         The Corporation has a Vice-President, Investor Relations and Corporate Development as well as an Investor Relations Officer who handles inquiries from the investment community. All shareholder inquiries are directed to the Corporate Secretary of the Corporation. Shareholder inquiries are responded to promptly by the appropriate individual within the Corporation.


         INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

         Since the commencement of the Corporation's last financial year, no director, senior officer or principal shareholder of the Corporation, nor any affiliate or associate thereof, has had any material interest, direct or indirect, in any transaction which has or will materially affect the Corporation.




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                                      -18-


Additional Information

         Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, annual report and financial statements and management proxy circular may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

Directors' Approval

         The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

         DATED this 22nd day of March, 2002.




(Signed) Robert M. Buchan               (Signed) Brian W. Penny
Chairman and Chief                      Vice President, Finance and
Executive Officer                       Chief Financial Officer